

Heidi Amato · 3rd

Program Manager / Business Operations Manager

San Diego, California · 500+ connections · **Contact info**

 **Crown Castle**

 **University of San Di...**
School of Business

Experience



Small Cell Project Manager
Crown Castle
Sep 2018 – Present · 1 yr 10 mos
Greater San Diego Area

Project Manager
Utility Network Solutions, Inc.
May 2017 – Apr 2018 · 1 yr

Fast tracking real estates services on complex wireless projects, alongside architectural and engineering services group.



Renewable Energy - SOLV Project Manager
Swinerton Renewable Energy
Jan 2015 – Oct 2016 · 1 yr 10 mos
Greater San Diego Area



Construction Project Manager
Sprint
Aug 2013 – Nov 2014 · 1 yr 4 mos
Greater San Diego Area



Regional Program Lead - LTE West (Contract)
Clearwire
Apr 2012 – Jul 2013 · 1 yr 4 mos

Show 5 more experiences ⌄

Education



University of San Diego School of Business
Master of Science (M.S.), Executive Leadership
2014 – 2016

"Leadership from the Heart"



University of Phoenix
BS, Business Management
2000 – 2003



Western Illinois University

Volunteer Experience



Team Captain
Susan G. Komen for the Cure, San Diego
Jun 2015 · 1 mo
Health

Amato's Amazing Angels raised $15,000 for the 2015 Race for the Cure.

Ms Veteran America -Top 5 Contestant
Final Salute Inc.
Oct 2012 · 1 mo
Social Services

Won the Donation Whisperer Award for raising $7800 in support of homeless female veterans and their children at Final Salute.



